CUSIP# - 365235100

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        DAVID NIERENBERG
        THE D3 FAMILY FUND
        19605 NE 8TH ST.
        CAMAS, WA  98607
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        Garden Fresh Restaurant  (LTUS)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

        12/28/01

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________
                  See next page for list of Reporting Persons

                  List of persons reporting:

                  David Nierenberg
                  The D3 Family Fund
                  19605 NE 8th St.
                  Camas, WA  98607

                  Haredale, Ltd.

                  James Henry Hildebrandt

                  Toxford Corporation

                  Florence Cies

                  The David and Patricia Nierenberg 1993 Irrevocable Trust Lawrence K. Orr Trustee, June 11, 1993

                  The Nierenberg Family 1993 Trust, David & Patricia Nierenberg Trustors & Trustees, June 11, 1993.

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

1.   Title of Security (Instr. 3)
                  Common Stock

2.   Transaction Date(s) (Month/Day/Year)
                  i.   12/28/01

3.   Transaction Code (Instr. 8)
                  i.   P

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Date         Amount(Shares)      (A) or (D)     Price per share
     ---------    --------------      ----------     ---------------
     12/28/01        2,000                (A)           $6.51

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                      973,375 (17.0%)

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
     i.         D      860,200 by The D3 Family Fund, L.P.
     ii.        I      34,100 by Haredale, Ltd.
                       P.O. Box N-4465, Nassau, New Providence,
                       The Bahamas.
     iii.       I      4,900 by James Henry Hildebrandt
                       c/o Bain & Company, Tenth Floor, One Pacific Place,
                       88 Queensway,
                       Hong Kong.
     iv.        I      2,700 by Toxford Corporation
                       P.O. Box 3048, St. Andrews House, Le Bordage,
                       St. Peter Port,
                       Guernsey, Channel Islands, British Isles.

     v.         I      5,300 by Florence Cies
                       3300 Narvaez, #26, San Jose, California  95136
     vi.        I      6,200 by The David and Patricia Nierenberg 1993
                       Irrevocable Trust
                       Lawrence K. Orr, Trinity Ventures, 3000 Sand Hill Rd.,
                       Bldg. 4, Suite 160, Menlo Park, CA 94025.
     vii.       I      59,975 by The Nierenberg Family 1993 Trust.
                       David & Patricia Nierenberg Trustees.
                       19605 NE 8th Street
                       Camas, WA  98607

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
                  Mr. Nierenberg has sole voting and dispositive power over the shares listed.

================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

1.   Title of Derivative Security (Instr. 3)
                  N/A

2.   Conversion or Exercise Price of Derivative Security
                  N/A

3.   Transaction Date (Month/Day/Year)
                  N/A

4.   Transaction Code (Instr. 8)
                  N/A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  N/A

6.   Date Exercisable and Expiration Date (Month/Day/Year)
                  N/A

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
                  N/A

8.   Price of Derivative Security (Instr. 5)
                  N/A

9.   Number of Derivative Securities Beneficially Owned at End of Month
          (Instr. 4)
                  N/A

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
          (Instr. 4)
                  N/A

11.  Nature of Indirect Beneficial Ownership (Instr. 4)
                  N/A

Explanation of Responses:
                  N/A


                         /s/ DAVID NIERENBERG                          11/25/02
                         ----------------------------------------      --------
                         ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.